AKBANK

RECEIVED

2005 DEC 30 P 12: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

26.12.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

News on USD 500 million securitization backed by international credit card vouchers

PROCESSED
DEC 3 0 2005

LNDOCS01/383038.1

AKBANK

File No : 82 - 34825

Akbank realized a USD 500 million securitization backed by its international credit card vouchers

The issue has a final maturity of 8 years. USD 250 million of the loan is insured by XL Capital Assurance and USD 150 million by MBIA.

With this $500 million credit card voucher securitisation, the long term total international borrowings of Akbank since 1998 has reached $3,5 billion in 20 transactions.

22.December.2005